Filed by: RGS Energy Group, Inc. This
                                   Communication is filed Pursuant to Rules 165
                                   and 425 promulgated under The Securities Act
                                   of 1933, as amended.
                                   Subject Company: RGS Energy Group, Inc.
                                   Commission File Number: 0-30338



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS Energy and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS Energy's and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS Energy and Energy East and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS Energy's and Energy East's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with their proposed merger, RGS Energy Group, Inc. and Energy East Corporation have filed a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus and other documents filed by RGS Energy and Energy East with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.


PARTICIPANTS IN SOLICITATION
RGS Energy Group, Inc., Energy East Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the merger. Information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8-K filed with the Commission on February 20, 2001 and information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001.



* * * * *

RGS ENERGY GROUP, INC. REPORTS 2001 FIRST QUARTER EARNINGS

Rochester, NY - (April 24, 2001) - RGS Energy Group, Inc. today reported higher earnings of $1.31 per common share for the first quarter ended March 31, 2001, as compared to $1.07 per common share for the same period in 2000. First quarter 2001 results were better than a year ago due primarily to increased wholesale electric revenues and a positive earnings contribution from its unregulated subsidiary, Energetix. First quarter positive results were partially offset by electric and gas rate reductions, increased purchase power expenses and costs associated with the pending merger of RGS Energy and Energy East. The Company completed its share buy-back program in the fourth quarter of 2000, which resulted in a reduction of average shares outstanding.

First Quarter 2001 Results:

First quarter 2001 operating revenues less fuel expenses were up $13.5 million compared to the prior year. Electric revenues, net of fuel and purchase power expenses, increased by $6.1 million, reflecting $14.6 million in additional wholesale electric revenues driven by higher market prices and greater availability of generation, partially offset by lower electric rates and increased purchase power and fuel expenses. Gas revenues, net of gas expenses, decreased by $2.7 million due largely to lower regulated gas distribution rates and decreased customer consumption in response to higher gas commodity prices, slightly offset by the positive effects of a colder first quarter of 2001.

Unregulated revenues, net of fuel, from Griffith Energy, the liquid fuels business of Energetix, increased $10.1 million from the first quarter of 2000. Unregulated first quarter income is generally driven by the seasonal nature of Griffith's heating oil business. However, the first quarter of 2001 also reflects the first full quarter of operations after Griffith completed the acquisition of Burnwell Gas and certain assets of the New York Fuels Division of AllEnergy Marketing, that closed in November of 2000. In addition to already being a profitable business, the Company expects that the liquid fuels business will provide an excellent platform for continued growth as deregulation evolves in New York State.

Non-fuel expenses for the first quarter were up $6.6 million compared to the same period in 2000 due primarily to RGS Energy expenses related to the proposed merger with Energy East and increased unregulated operating expenses associated with the acquisitions by Energetix in 2000.

Thomas S. Richards, Chairman, President and CEO stated that "I am pleased with the performance of both our regulated and unregulated businesses in the quarter. We combined good financial performance for our shareholders with reliable energy for our customers at reduced regulated rates for electric service and gas delivery service. As RGS Energy and Energy East move forward in the merger process, we are committed to managing the transition to a restructured industry while creating benefits for our shareholders, customers and the upstate region."

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The foregoing contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS Energy and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS Energy's and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS Energy and Energy East and the prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS Energy's and Energy East's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed merger, RGS Energy and Energy East have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by RGS Energy and Energy East with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.

PARTICIPANTS IN SOLICITATION

RGS Energy Group, Inc., Energy East Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the merger. Information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8-K filed with the Commission on February 20, 2001, and information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001.

                             RGS Energy Group, Inc.

                   HIGHLIGHTS- FOR THE PERIODS ENDED MARCH 31

3 MONTHS                                           2001                2000

TOTAL OPERATING REVENUES                      $  507,779,000      $  385,851,000
NET INCOME (BEFORE PFD DIVDS)                 $   46,303,000      $   39,342,000
NET INCOME APPLICABLE TO
  COMMON STOCK                                $   45,378,000      $   38,417,000
AVERAGE SHARES OUTSTANDING                        34,577,000          35,783,000
BASIC EARNINGS PER SHARE                      $         1.31      $         1.07
ELECTRIC SALES (GWH):
         RETAIL                                        1,379               1,494
         LSEs                                            354                 250
         OEUs                                            550                 441
GAS SALES (Mdt)                                       22,508              22,947
HEATING DEGREE DAYS                                    3,267               3,025


12 MONTHS                                          2001              2000

TOTAL OPERATING REVENUES                      $1,570,048,000      $1,267,296,000
NET INCOME (BEFORE PFD DIVDS)                 $  102,520,000      $   95,659,000
NET INCOME APPLICABLE TO
  COMMON STOCK                                $   98,820,000      $   91,768,000
AVERAGE SHARES OUTSTANDING                        34,883,000          36,295,000
BASIC EARNINGS PER SHARE                      $         2.83      $         2.53
ELECTRIC SALES (GWH):
         RETAIL                                        5,667               6,270
         LSEs                                          1,239                 851
         OEUs                                          1,829               1,282
GAS SALES (Mdt)                                       55,319              52,017
HEATING DEGREE DAYS                                    6,885               6,010
COOLING DEGREE DAYS (3RD QTR 00/99)                      278                 461

--------------------------------------------------------------------------------
SELECTED ABBREVIATIONS:
     GWH:     One thousand megawatt-hours of electric energy.
     LSEs:    Load serving entities or energy marketers.
     OEUs:    Other electric utilities.
     Mdt:     One thousand dekatherms or ten thousand therms.

                                                        RGS Energy Group Inc.
                                                  Consolidated Statement of Income
                                                       (Thousands of dollars)
                                                             (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                           For the Three Months Ended    For the Twelve Months Ended
                                                                                     March 31,                      March 31,
                                                                               2001           2000           2001           2000
                                                                           -----------    -----------    -----------    -----------
OPERATING REVENUES
  Electric                                                                 $   190,756    $   179,784    $   741,978    $   717,864
  Gas                                                                          166,425        119,568        386,872        286,671
  Other                                                                        150,598         86,499        441,198        262,761
                                                                           -----------    -----------    -----------    -----------
    Total Operating Revenues                                                   507,779        385,851      1,570,048      1,267,296

OPERATING EXPENSES
Fuel Expenses
  Fuel for electric generation                                                  12,549         10,963         50,437         48,743
  Purchased electricity                                                         21,511         18,215         89,155         59,794
  Gas purchased for resale                                                     113,486         63,937        258,136        154,674
  Unregulated fuel expenses                                                    129,758         75,789        394,275        230,938
                                                                           -----------    -----------    -----------    -----------
    Total Fuel Expenses                                                        277,304        168,904        792,003        494,149
                                                                           -----------    -----------    -----------    -----------
Operating Revenues Less Fuel Expenses                                          230,475        216,947        778,045        773,147
                                                                           -----------    -----------    -----------    -----------

Other Operating Expenses
  Operations and maintenance excluding fuel                                     66,269         70,517        309,472        302,677
  Unregulated operating and maintenance expenses excluding fuel                 11,869          7,385         35,609         27,157
  Depreciation and amortization                                                 30,487         28,995        117,677        118,549
  Taxes - state, local and other                                                27,676         29,826         92,426        113,110
  Income taxes                                                                  30,611         26,568         64,524         67,156
                                                                           -----------    -----------    -----------    -----------
    Total Other Operating Expenses                                             166,912        163,291        619,708        628,649
                                                                           -----------    -----------    -----------    -----------
Operating Income                                                                63,563         53,656        158,337        144,498

OTHER (INCOME) AND DEDUCTIONS
  Allowance for other funds used during construction                              (238)          (191)          (873)          (619)
  Income taxes                                                                  (1,354)           445         (1,303)        (1,405)
  Other - net                                                                    3,191         (1,079)        (5,121)        (7,469)
                                                                           -----------    -----------    -----------    -----------
    Total Other (Income) and Deductions                                          1,599           (825)        (7,297)        (9,493)

INTEREST CHARGES
  Long term debt                                                                14,157         14,465         57,736         54,995
  Other - net                                                                    1,886            980          6,773          4,329
  Allowance for borrowed funds used during construction                           (382)          (306)        (1,395)          (992)
                                                                           -----------    -----------    -----------    -----------
    Total Interest Charges                                                      15,661         15,139         63,114         58,332
                                                                           -----------    -----------    -----------    -----------
Net Income                                                                      46,303         39,342        102,520         95,659
                                                                           -----------    -----------    -----------    -----------
Preferred Stock Dividend Requirements                                              925            925          3,700          3,891
                                                                           -----------    -----------    -----------    -----------
Net Income Applicable to Common Stock                                           45,378         38,417         98,820         91,768
                                                                           -----------    -----------    -----------    -----------

Average Number of Common Shares (000's)
    Common Stock                                                                34,577         35,783         34,883         36,295
    Common Stock and Equivalents                                                34,879         35,803         35,079         36,405

Earnings per Common Share - Basic                                                $1.31          $1.07          $2.83          $2.53
Earnings per Common Share - Diluted                                              $1.30          $1.07          $2.82          $2.52
Cash Dividends Paid per Common Share                                             $0.45          $0.45          $1.80          $1.80

                             RGS ENERGY GROUP, INC.
                           CONSOLIDATED BALANCE SHEET
                              (Thousand of Dollars)


                                                        March 31,   December 31,
                                                          2001          2000
Assets                                                 (Unaudited)
--------------------------------------------------------------------------------

Utility Plant
Electric                                                $2,481,340    $2,467,289
Gas                                                        478,328       471,051
Common                                                     167,457       164,872
Nuclear                                                    292,430       292,588
                                                        ----------    ----------
                                                         3,419,555     3,395,800
Less: Accumulated depreciation                           1,761,407     1,750,493
        Nuclear fuel amortization                          258,605       254,435
                                                        ----------    ----------
                                                         1,399,543     1,390,872
Construction work in progress                              118,438       111,486
                                                        ----------    ----------
         Net Utility Plant                               1,517,981     1,502,358
                                                        ----------    ----------

Current Assets
Cash and cash equivalents                                   22,963        16,258
Accounts receivable, net of allowance for
  doubtful accounts:
    2001 - $34,648; 2000 - $34,550                         160,350       136,374
Unbilled revenue receivable                                 63,566        71,120
Fuels                                                       11,961        46,868
Materials and supplies                                       9,273         8,187
Prepayments                                                 35,539        26,268
Other current assets                                         3,358         2,292
                                                        ----------    ----------
         Total Current Assets                              307,010       307,367
                                                        ----------    ----------

Intangible Assets
Goodwill, net                                               27,706        27,971
Other intangible assets, net                                22,096        22,614
                                                        ----------    ----------
         Total Intangible Assets                            49,802        50,585
                                                        ----------    ----------

Deferred Debits and Other Assets
Nuclear generating plant decommissioning fund              234,551       244,514
Nine Mile Two deferred costs                                26,892        27,155
Unamortized debt expense                                    16,199        16,602
Other deferred debits                                        4,336         4,674
Regulatory assets                                          389,874       411,212
Other assets                                                 1,546         1,331
                                                        ----------    ----------
         Total Deferred Debits and Other Assets            673,398       705,488
                                                        ----------    ----------
           Total Assets                                 $2,548,191    $2,565,798
                                                        ----------    ----------

                             RGS ENERGY GROUP, INC.
                           CONSOLIDATED BALANCE SHEET
                              (Thousand of Dollars)


                                                        March 31,   December 31,
                                                          2001          2000
Capitalization and Liabilities                         (Unaudited)
--------------------------------------------------------------------------------

Capitalization
Long term debt - mortgage bonds                         $  580,148    $  580,132
               - promissory notes                          241,010       243,728
Preferred stock redeemable at option of RG&E                47,000        47,000
Preferred stock subject to mandatory redemption             25,000        25,000
Common shareholders' equity
Common stock
  Authorized 100,000,000 shares; 38,956,726
  shares issued at March 31, 2001 and
  38,956,726 shares issued at December 31, 2000            704,304       702,807
Retained earnings                                          211,395       181,546
                                                        ----------    ----------
                                                           915,699       884,353
  Less: Treasury stock at cost (4,379,300 shares
              at March 31, 2001 and 4,379,300
              shares at December 31, 2000                  117,238       117,238
                                                        ----------    ----------
           Total Common Shareholders' Equity               798,461       767,115
                                                        ----------    ----------
           Total Capitalization                          1,691,619     1,662,975
                                                        ----------    ----------

Long Term Liabilities
  Nuclear waste disposal                                    98,635        97,291
  Uranium enrichment decommissioning                         9,750         9,649
  Site remediation                                          24,528        24,420
                                                        ----------    ----------
                                                           132,913       131,360
                                                        ----------    ----------

Current Liabilities
Long term debt due within one year                          12,105        12,095
Short term debt                                             76,900       122,400
Accounts payable                                            86,866       108,618
Dividends payable                                           16,485        16,515
Other                                                       85,943        57,491
                                                        ----------    ----------
           Total Current Liabilities                       278,299       317,119
                                                        ----------    ----------

Deferred Credits and Other Liabilities
Accumulated deferred income taxes                          275,029       277,787
Pension costs accrued                                       20,736        26,547
Kamine deferred credit                                      50,260        51,920
Post employment benefits                                    55,585        54,505
Other                                                       43,750        43,585
                                                        ----------    ----------
           Total Deferred Credits and
              Other Liabilities                            445,360       454,344
                                                        ----------    ----------

           Total Capitalization and
              Liabilities                               $2,548,191    $2,565,798
                                                        ----------    ----------

                             RGS ENERGY GROUP, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (Thousands of Dollars)
                                   (Unaudited)

                                                           Three Months Ended
                                                          2001          2000 *
--------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES
Net Income                                              $  46,303     $  39,342
Adjustments to reconcile net income to
    net cash provided from operating
    activities:
Depreciation & Amortization                                35,230        33,380
Income taxes deferred                                         (81)       (3,348)
Changes in working capital, net                            15,662        38,793
    Other, net                                             13,758         8,742
                                                        ---------     ---------
     Total Operating                                      110,871       116,909
                                                        ---------     ---------


CASH FLOW FROM INVESTING ACTIVITIES
Net additions to utility plant                            (32,438)      (26,771)
Nuclear generating plant decommissioning fund              (5,136)       (5,136)
Acquisition, net of cash                                     --          (1,296)
Other, net                                                 (1,723)            2
                                                        ---------     ---------
     Total Investing                                      (39,297)      (33,201)
                                                        ---------     ---------


CASH FLOW FROM FINANCING ACTIVITIES
Redemption of:
   Long term debt                                            --         (30,000)
Repayment of promissory notes                                (990)         (919)
Short term borrowings, net                                (45,500)         (500)
Payments of dividends                                     (16,485)      (17,078)
Purchase of treasury stock                                   --          (7,837)
Other, net                                                 (1,894)       (7,904)
                                                        ---------     ---------
     Total Financing                                      (64,869)      (64,238)
                                                        ---------     ---------
     Increase in cash and cash equivalents                  6,706        19,470
     Cash and cash equivalents at beginning
        of period                                          16,258         8,288
                                                        ---------     ---------
     Cash and cash equivalents at end of period         $  22,964     $  27,758
                                                        ---------     ---------

* Reclassified for comparative purposes.

                     Rochester Gas and Electric Corporation
                                Sales Statistics

                                                  For the Three Months Ended         For the Twelve Months Ended
                                                           March 31,                         March 31,

                                                                   % Change                            % Change
                                                    2001          From 2000            2001           From 2000
                                                ------------------------------      -----------------------------------------

Electric-MWH
------------

Residential                                       543,170           -8.3%            2,104,685           -7.8%
Commercial                                        400,859           -3.9%            1,663,769           -6.6%
Industrial                                        340,940           -9.3%            1,522,537           -12.4%
Municipal/Other                                    93,610          -14.0%              375,591           -19.6%
                                                ---------                            ---------
  Total Retail Sales                            1,378,579           -7.7%            5,666,582            -9.6%
Energy Marketers                                  354,226           41.8%            1,238,752            45.6%
Other Electric Utilities                          550,356           24.6%            1,829,413            42.7%
                                                ---------                            ---------
  Total Electric Sales                          2,283,161            4.5%            8,734,747             3.9%
                                                =========                            =========


Gas-Therms (000's)
------------------

Residential                                       110,754           -10.2%             255,293           -1.2%
Commercial                                         17,700           -11.2%              39,091           -5.4%
Industrial                                          2,486            10.1%               4,424            6.6%
Municipal                                           1,719           -29.2%               3,871          -23.2%
                                                ---------                            ---------
  Total Customer Sales                            132,659           -10.3%             302,679           -2.0%
Transportation of Customer Owned Gas               92,421            13.3%             250,508           18.6%
                                                ---------                            ---------
  Total Gas Sold and Transported                  225,080            -1.9%             553,187            6.3%
                                                =========                            =========